Exhibit 99.1

Ash Abdul Aziz

Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Limited

Level 4 North Tower, 525 Collins Street

Melbourne VIC 3000

By email only:	Ash Abdul Aziz
tradinghaltsmelbourne@asx.com.au

Dear Ash

VOLUNTARY SUSPENSION REQUEST – ASX CODE: NVA

Nova Minerals Limit (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) requests that the voluntary suspension be extended for its ordinary shares (ASX Code: NVA) under Listing Rule 17.2 prior to the commencement of trading today.

Nova provides the following information for the purposes of Listing Rule 17.2:

a)	Further to the Company’s request for a voluntary suspension on Monday, 15 December 2025, the Company is not in a position to make an announcement at this time, and requests an extension of the voluntary suspension, pending the announcement of the proposed capital raising as referenced in the Company’s trading halt request on 11 December 2025.

b)	The Company expects the voluntary suspension to end at the commencement of trade on Friday, 19 December 2025, when it anticipates it will be in a position to make an announcement to the market in respect of the proposed capital raising and the finalization of the fling of the Form F-3[1] Registration Statement with the Securities and Exchange Commission (SEC) in the USA. Form F-3 consists primarily of the specific transaction information.

c)	The event which the Company expects will end the suspension is the announcement regarding the proposed capital raising.

d)	The Company is not aware of any reason why the voluntary suspension should not be granted, nor of any other information necessary to inform the market about the voluntary suspension.

This voluntary suspension request has been authorized for release by the Executive Directors.

1 Companies headquartered outside the US can list securities for sale on US exchanges with certain preconditions. One of these is fling a Form F-3 with the Securities and Exchange Commission (SEC). The form F-3 is intended to capture information for US investors about a foreign company that they would otherwise have access to if it were a domestic company, namely basic information about company finances and governance.

Yours sincerely

Ian Pamensky

Company Secretary

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VIC 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA ASX: NVA

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer

Nova Minerals Limited | ASX Announcement	2